UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2024:

These dates are indicative and may be subject to change.

Results	Announcement date	Ordinary Shares Ex-dividend date	American Depositary Shares Ex-dividend date	Record date	Last date for DRIP elections	Payable
Q1 2024	Wednesday 1 May 2024	Thursday 16 May 2024	Thursday 16 May 2024	Friday 17 May 2024	Thursday 20 June 2024	Thursday 11 July 2024
Q2 2024	Wednesday 31July 2024	Thursday 15 August 2024	Friday 16 August 2024	Friday 16 August 2024	Tuesday 19 September 2024	Thursday 10 October 2024
Q3 2024	Wednesday 30 October 2024	Thursday 14 November 2024	Friday 15 November 2024	Friday 15 November 2024	Monday 16 December 2024	Thursday 9 January 2025
Q4 2024	Wednesday 5 February 2025	Thursday 20 February 2025	Friday 21 February 2025	Friday 21 February 2025	Thursday 20 March 2025	Thursday 10 April 2025

V A Whyte
Company Secretary

4 December 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 4, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc